Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Diamond Offshore Finance Company	Delaware
Diamond Offshore Company	Delaware
Diamond Offshore Services Company	Delaware
Diamond Foreign Asset Company	Cayman Islands
Diamond Offshore International Limited	Cayman Islands
Diamond Offshore Australia L.L.C.	Delaware
Diamond Offshore Trinidad L.L.C.	Delaware
Diamond Offshore (Bermuda) Limited	Bermuda
Diamond Offshore Drilling (Bermuda) Limited	Bermuda
Diamond Offshore Limited	England
Diamond Offshore (Brazil) L.L.C.	Delaware
Diamond Offshore Drilling (Overseas) L.L.C.	Delaware
Diamond Offshore Netherlands B.V.	The Netherlands
Diamond Offshore Drilling Limited	Cayman Islands
Diamond Offshore Drilling (UK) Limited	England
Diamond Hungary Leasing L.L.C.	Hungary
Diamond Offshore Enterprises Limited	England
Diamond Offshore Holding, L.L.C.	Delaware